No. 936, Jinhai 2rd Road s Konggang New Area Longwan District s
Wenzhou City, Zhejiang Province s China s +86-0577-8689-5678

December 21, 2017

Terence O’Brien, Accounting Branch Chief
Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Hebron Technology Co., Ltd.
SEC comment letter dated November 7, 2017 regarding Form 20-F for the Fiscal Year Ended December 31, 2016 filed April 11, 2017, File No. 1-37829

Dear Mr. O’Brien:

On behalf of Hebron Technology Co., Ltd. (“Hebron Technology” or the “Company”) and in response to the comments set forth in your letter dated November 7, 2017, we are writing to supply additional information and to indicate the changes that we intend to make to our Form 20-F for Fiscal Year Ended December 31, 2016, filed April 11, 2017, File No. 1-37829 (“Form 20-F”). Capitalized terms used herein shall have the meanings ascribed to them in the Form 20-F unless otherwise defined herein. We have also enclosed five copies of the draft Form 20-F/A for your review.

Item 3. Key Information, page 4
A. Selected Financial Data, page 4

1.	Please provide all of the fiscal years required by Item 3.A. of Form 20-F with consideration of the guidance in the corresponding Instruction 3. In this regard, it would appear the earliest fiscal year provided during your IPO process is 2011. Please also ensure that you appropriately characterize the amounts presented. Specifically, the amounts do not appear to be presented in thousands of U.S. dollars.

The Company has revised the disclosure to provide selected financial data for fiscal 2014, 2015 and 2016. The Company is a foreign private issuer and an emerging growth company (“EGC”). In accordance with Instructions to Item 3.A. of Form 20-F:

“3. If you are an emerging growth company, as defined in Rule 12b-2 of the Exchange Act (§240.12b-2 of this chapter), that is providing the information called for by Item 3.A.1 in: (1) a Securities Act registration statement, you do not need to present selected financial data for any period prior to the earliest audited financial statements presented in connection with the initial public offering of your common equity securities; or (2) a registration statement, periodic report, or other report filed under the Exchange Act, you do not need to present selected financial data in accordance with this Item for any period prior to the earliest audited financial statements presented in connection with your first registration statement that became effective under the Exchange Act or the Securities Act.”

Terence O’Brien, Accounting Branch Chief
December 21, 2017

The Company has determined that fiscal 2014 is the earliest audited financial statements presented in connection with our initial public offering; thus, the Company does not believe it needs to present selected financial data for any period prior to fiscal 2014.

Accounts and Contract Receivables, page 64

2.	Based on your customer concentration disclosure on page 34, 96% of your contract receivables are due from two major customers, who apparently have contract receivable balances well in excess of their share of annual revenue. Please provide further disclosure describing how you considered these customers in determining no allowance was required on contract receivables when applying ASC 310-10-35. Provide us with an analysis of the amounts receivable, including the amount owed by each major customer as of December 31, 2016, the amount that has been collected since then, the original payment terms, the reasons for deviation from original payment terms, and the reasons the application of the accounting guidance does not result in impairment.

These two customers were general contractors for various installation projects where the Company acted as subcontractor. The Company recorded revenue by individual project basis while the contract receivables were grouped by general contractors. For fiscal 2016, two individual installation projects each accounted for approximately 10% of the Company’s total revenue. The contracts receivable for these two general contracts each accounted for approximately 51% and 45% of the Company’s total accounts and contracts receivable balance, respectively.

The Company has revised disclosure Item 4. “Information On The Company—B. Business Overview—Customer Concentration” in the Form 20-F/A as follows:

Customer Concentration

For the year ended December 31, 2016, two individual installation project each accounted for approximately 10% of the Company’s total revenue. As of December 31, 2016, two general contractors for the Company’s installation projects accounted for approximately 51% and 45% of the Company’s total accounts and contracts receivable balance, respectively.

As of December 31, 2016, the Company had $6,813,757 and $6,043,863 contract receivable balances related to these two general contractors (“Contractor A” and “Contractor B”, respectively. As of December 15, 2017, the Company has collected $5,607,544 and $5,652,202 from Contractor A and Contractor B which represented an 82% and 94% collection of each contractor’s contract receivable balance as of December 31, 2016, respectively. The remaining balances are expected to be fully collected prior to December 31, 2017.

The contract receivables are generally due when the Company completes the related installation project. There were no changes of payment terms in formal amendments to the original contracts for these two contractors during the subsequent period. However, with the increasing engagements of the installation projects, these two general contractors slowed payments to the Company for their own working capital concerns and each made assurances to the Company that all the outstanding balances would be fully settled by the end of 2017. To maintain the long-term relationship with each contractor, the Company accepted such assurances. Because the Company had no history of bad debt with these two general contractors, the Company did not provide allowance for bad debt related to these two general contractors as of December 31, 2016.

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Terence O’Brien, Accounting Branch Chief
December 21, 2017

Consolidated Financial Statements, page F-1

3.	Please amend your Form 20-F to include three years of consolidated financial statements for income and comprehensive income, changes in shareholders’ equity, and cash flows in accordance with Item 17(a) of Form 20-F, and by reference to Item 8(a) of Form 10-K, and Articles 3-02(a) and 3-04 of Regulation S-X. In this regard, we note that the Form 20-F is your annual report rather than a registration statement.

The Company has amended the audited financial statements in the Form 20-F/A to include three years of financial statements for income and comprehensive, changes in shareholders’ equity, cash flows and related notes.

Thank you in advance for your assistance in reviewing this response and the proposed Form 20-F/A.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,
Hebron Technology Co., Ltd.

By:	/s/ Steven Fu
Name:	Steven Fu
Its:	Chief Financial Officer

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